July 31, 2009
H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Mail Stop 3561

Re:	Western Gas Partners, LP
Amendment No. 1 to Registration Statement on Form S-3
Filed July 16, 2009
File Number 333-160000
Form 10-K for Fiscal Year Ended December 31, 2008
File No. 001-34046
Dear Mr. Owings:
     We hereby submit for filing by direct electronic transmission under the federal securities laws of the United States, Amendment No. 1 (“Amendment No. 1 to Form 10-K”) to Western Gas Partners’ Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (the “Form 10-K”), File Number 001-34046.
     We are providing the following responses to the comment letter dated July 23, 2009 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the filing of (i) Amendment No. 1 (“Amendment No. 1 to Form S-3”) to the Registration Statement on Form S-3 (the “Original Registration Statement” and together with Amendment No. 1 to Form S-3, the “Registration Statement”), File Number 333-160000, filed July 16, 2009 by Western Gas Partners, LP (“Western Gas”), Western Gas Partners Finance Corporation and the subsidiaries identified therein in the Table of Subsidiary Guarantor Registrants (together with Western Gas, the “Registrant”) and (ii) the Form 10-K. The responses set forth below are numbered to correspond to the numbered comments in the Staff’s comment letter, which we have reproduced here for ease of reference. Please note that, unless otherwise indicated, all page numbers in our responses refer to the respective page numbers in the relevant amended filing.

H. Christopher Owings

July 31, 2009
Amendment No. 1 to Registration Statement on Form S-3
Where You Can Find More Information, page 69
1.	Comment: Please update your incorporation by reference to include the Form 8-K filed on July 23, 2009. See Question 123.05 of the Securities Act Forms Compliance and Disclosure Interpretations.
     Response:
As discussed with the Staff, page 70 of the initial filing of the Registration Statement on Form S-3 states that: “[a]ll documents that we subsequently file pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act (i) after the date on which the registration statement that includes this prospectus was initially filed with the SEC and before the effectiveness of such registration statement...shall be deemed to be incorporated by reference in this prospectus...”
We believe that this disclosure complies with the requirement set forth in Question 123.05 of the Securities Act Forms Compliance and Disclosure Interpretations that states (in relevant part) that:
[a] registrant need not file a pre-effective amendment solely to incorporate an Exchange Act report filed prior to effectiveness, provided that the registrant includes a statement in its initial registration statement...to the effect that all filings filed by the registrant pursuant to the Exchange Act after “the date of the initial registration statement and prior to effectiveness of the registration statement” shall be deemed to be incorporated by reference into the prospectus.
As such, and, as discussed with the Staff, we respectfully submit that an amendment to the Registration Statement is not required.
Form 10-K for Fiscal Year Ended December 31 2008
Disclosure Controls and Procedures, page 73
2.	Comment: We note your response to comment 5 in our letter dated July 8, 2009 and we reissue that comment. Please revise your disclosure to provide your principal executive officer’s and principal financial officer’s evaluation of the effectiveness of your disclosure controls and procedures as of the end of the period for which the report is filed. See Item 307 of Regulation S-K. Also, you must provide the disclosure required by Item 308T(b) of Regulation S-K. See FAQ 22 of the Sarbanes-Oxley Act FAQs (November 14, 2002) and Release No. 33-8238 (June 5, 2003) at Section II.J.

H. Christopher Owings

July 31, 2009
     Response:
As requested, we have revised our disclosure to provide our principal executive officer’s and principal financial officer’s evaluation of the effectiveness of our disclosure controls and procedures as of the end of the period for which the Form 10-K is filed and to provide the disclosure required by Item 308(T)(b) of Regulation S-K. These changes are reflected in Item 9A(T) of Amendment No. 1 to Form 10-K.
     If you have any further questions, or if you require any additional information, please do not hesitate to contact the undersigned by telephone at (832) 636-6002 or by facsimile at (832) 636-6001. Thank you for your assistance.

Very truly yours, /s/ Robert G. Gwin Robert G. Gwin

Enclosures

cc:	Scott Anderegg, U.S. Securities and Exchange Commission
Ellie Bavaria, U.S. Securities and Exchange Commission
Amanda McMillian, Western Gas Partners, LP
Michael E. Dillard, Akin Gump Strauss Hauer & Feld LLP
John Goodgame, Akin Gump Strauss Hauer & Feld LLP
Mark Zajac, KPMG LLP